TRANSGLOBE ENERGY CORPORATION
OPERATIONS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 11, 2013 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) provides an operation update on South Mariut. All dollar values are expressed in United States dollars unless otherwise stated.

South Mariut, Arab Republic of Egypt (60% working interest, operated)

Operations and Exploration

The Al Azayem #1 well (first well of a planned three well exploration program) reached a total depth of 16,391 feet and will be plugged and abandoned. The primary Cretaceous reservoirs did not contain hydrocarbons. The Jurassic section of the well encountered a gross section of approximately 4,000 feet of Jurassic shale and tight carbonates. The shale in the Jurassic had good hydrocarbon indicators recorded while drilling. Analysis of the drill cuttings will be carried out to determine source rock properties. It is expected that the total well cost will be approximately $9 million ($5.4 million to TransGlobe) which is lower than the budgeted $9.6 million well cost for a 14,500 foot test.

Following rig release, the drilling rig is scheduled to drill the HL-5 prospect (Al Nahda #1) approximately 15 kilometers north of the Al Azayem prospect. The 10,500 foot Al Nahda #1 well is targeting an independent Cretaceous structure (four stacked zones) defined on 3-D seismic. Budgeted at $4.3 million ($2.6 million to TransGlobe), the Al Nahda #1 exploration well is programmed to take approximately 40 days to drill. The Al Nahda (HL-5) prospect was independently evaluated as of December 31, 2012 by DeGolyer and MacNaughton Canada Limited “DMCL”. The Al Nahda #1 well is targeting a combined four potential reservoirs that have a Pg unadjusted Mean Gross Prospective Resource volume of 20.2million barrels.It is expected that the joint venture partners will finalize the third exploration location early in 2013.

The DMCL prospective resources estimates were prepared in accordance with the requirements of Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities Section 5.9 ("NI 51-101").

Capitalized terms related to resources classifications used in this press release are based on the definitions and guidelines in Section 5.3.5 of the Canadian Oil and Gas Evaluation Handbook ("COGEH"), Volume 1.

Historic well data, regional geology and seismic data were reviewed by DMCL to prepare a probabilistic Prospective Resources Estimate. The following table shows the gross estimated prospective resources expressed in millions of barrels. These estimates have not been adjusted for the probability of geologic success (Pg).

Gross Prospective Oil Resources
(millions of barrels – MMbbl)
Prospect	Low Estimate	Best Estimate	High Estimate	Mean Estimate
HL-5 Prospect	11.7	19.0	30.1	20.2

Prospective Resources are those quantities of oil and gas estimated to be potentially recoverable from undiscovered accumulations. There is no certainty that the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources. Application of any geological and economic chance factor does not equate prospective resources to contingent resources or reserves. In addition, the following mutually exclusive Classification of Resources were used:

Low Estimate - This is considered to be a conservative estimate of the quantity that will actually be recovered from the accumulation. This term reflects a P90 confidence level where there is a 90% chance that a successful discovery will be more than this resources estimate.

Best Estimate - This is considered to be the best estimate of the quantity that will actually be recovered from the accumulation. This term is a measure of central tendency of the uncertainty distribution and in this case reflects a 50% confidence level where the successful discovery will have a 50% chance of being more than this resources estimate.

High Estimate - This is considered to be an optimistic estimate of the quantity that will actually be recovered from the accumulation. This term reflects a P10 confidence level where there is a 10% chance that the successful discovery will be more than this resources estimate. Note that these distributions do not include consideration of the probability of success of discovering and producing commercial quantities of oil, but rather represent the likely distribution of the oil deposits, if discovered.

Mean Estimate - In accordance with petroleum industry standards, the mean estimate is the probability-weighted average, which typically has a probability in the P45 to P15 range, depending on the variance of prospective resources volume or associated value. Therefore, the probability of a prospect or accumulation containing the probability-weighted average volume or greater is usually between 45 and 15 percent. The mean estimate is the preferred probabilistic estimate of resources volumes.

DMCL is a wholly owned subsidiary of D&M (http://www.demac.com/), a global consulting firm providing a variety of services related to the upstream sector of the petroleum industry, including evaluation of the hydrocarbon potential of exploration areas, estimation and classification of reserves to be recovered from new discoveries, verification of hydrocarbon reserves, production forecasting, and appraisal of properties for prospective acquisition, divestiture, issuance of securities, or financing purposes. The firm offers expertise in the primary scientific specialties related to petroleum evaluation including Evaluation of Prospective Resources.

DMCL has acted independently in the preparation of the Report. DMCL and its employees have no direct or indirect ownership in the property appraised or the area of study described.

With respect to Assumptions and Limiting Conditions within the Report, the Report is limited to a discussion of the potential undiscovered oil and gas Prospective Resources of the subject property. The Report does not attempt to place a value thereon. DMCL reserves the right to revise its opinions of reserves and resources, if new information is deemed sufficiently credible to do so. The accuracy of any estimate is a function of available time, data and of geological, engineering and commercial interpretation and judgment. While the resources estimates presented herein are believed to be reasonable, they should be viewed with the understanding that additional analysis or new data may justify their revision and DMCL reserves the right to make such revision.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Statements relating to "resources" are forward-looking statements as they involve the implied assessment, based on estimates and assumptions that the resources described exist in the quantities predicted or estimated. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe's forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company's management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe's expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe's oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, upon completion of the primary term of any current exploration and/or production license, TransGlobe would secure an extension or additional license for any accumulation or discovered prospect; that TransGlobe intends to proceed with development and operation of any commercially viable discovered prospect, and other factors beyond the Company's control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe's public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com